Mail Stop 4561
      December 30, 2005


Todd B. Parriott
Chief Executive Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

Re:	Desert Capital REIT, Inc.
      Amendment No. 1 to Form S-11
      Registration No. 333-128885
      Filed on December 20, 2005

Dear Mr. Parriott:

      This is to advise you that we have reviewed your Response
Letter dated December 20, 2005. We have the following comments regarding your response.

The Advisory Agreement, page 8

1. We note your response to Comment 2. Please revise this section to note the management fee that you continue to pay ARJ Management
Inc.

Distribution Policy, page 34

2. We note your response to comment 3. With respect to the quarters during which you used offering proceeds to pay such amounts, please revise the disclosure to characterize the amounts paid to investors as distributions rather than dividends since such amounts include a return of capital. Similarly, please revise references to aggregate
"dividends."

Undertakings, page II-3

3. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.





      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.











      If you have any questions, please call David H. Roberts at
(202) 551-3856 or the undersigned at (202) 551-3495.


      Sincerely,



      Elaine Wolff
      Legal Branch Chief


cc:	Gina E. Betts, Esq. (via facsimile)

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Todd B. Parriott
Desert Capital REIT, Inc.
December 30, 2005
Page 1